Exhibit 99.1

324-8th Avenue SW, 8th floor
Date: February 17, 2023	Calgary AB, T2P 2Z2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NUTRIEN LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 20, 2023
Record Date for Voting (if applicable) :	March 20, 2023
Beneficial Ownership Determination Date :	March 20, 2023
Meeting Date :	May 10, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	67077M108	CA67077M1086

Sincerely,

Computershare

Agent for NUTRIEN LTD.